Exhibit 99.1

Wix Introduces Wix Code
WATCH: Join Wix Co-founder and CEO Avishai Abrahami for a live broadcast today at 6pm ET

NEW YORK, July 25, 2017 — Wix.com Ltd. (Nasdaq: WIX), a leading cloud-based web development platform, today introduced Wix Code, a formidable new solution allowing users to create powerful web applications.

Wix Code provides an integrated development environment for the easy creation of web applications with custom business logic and a stunning user interface. This product opens new possibilities for creators, developers and designers looking for the easiest way to build web applications of all kinds — tailored to their business needs.

For more advanced users, Wix Code offers enhanced capabilities using JavaScript for both front-end interactivity and design or with back-end functionality. Wix Code provides serverless functionality, removing the hassle of setting up and maintaining web environments and allowing developers to focus their time on their application logic.

Additionally, Wix Code allows users to incorporate advanced features that were previously only available with custom code. Non-developers can take advantage of databases, databound UI components and end user custom forms and input controls through drag and drop technology.

Join us for a live demo:
Wix Co-founder and CEO Avishai Abrahami will be demonstrating Wix Code live at 6pm ET today.
Join us here: https://www.ustream.tv/wixlive

“As always, Wix enables innovation and creation. Wix Code expands our market significantly by delivering a solution for creators, developers and designers to build web applications that can be tailored for any business need. With Wix Code, we’ve already built the infrastructure and are providing a platform with the freedom and flexibility for users to create custom solutions without the hassle normally associated with setup and maintenance. There was no way that we could have possibly provided a vertical solution for every one of our global users, but we were determined to give them a way to do it themselves. For over a decade we have delivered consumer solutions, and now we have provided the opportunity for users to further extend development opportunities by themselves in a way that was simply not possible before,” said Avishai Abrahami, Wix.com Co-founder and CEO.

Abrahami continued, “Wix Code works for the creation of standalone web applications as well as to further enhance existing website functionality. The features benefit users at all levels and decrease the amount of time it takes to create something amazing. We believe that this design and development potential is currently unmatched in the marketplace. With Wix Code we have combined the front-end aesthetic of Wix, the powerful back-end of Wix OS and added an easily deployable infrastructure that allows anyone to create web applications with no limits on resilience, style, features or functionality.”

A closed alpha of Wix Code was released in June and following today’s introduction, the Wix Code Beta will now be accepting further applications.

Apply here to join the Wix Code Beta:  wix.com/code/home/apply-for-beta

Wix Code provides the following benefits:
•	Incorporate a built-in database, JavaScript back-end and integrated development environment - all hosted in the secure Wix Cloud
•	Harness the ease of front-end designing with Wix and the back-end capabilities of Wix Code
•	Build advanced web applications with fully tailored functionality and built in support for SEO
•	Customize data and behavior of Wix components, or create custom web applications, without needing HTML or CSS
•	Save time - no need to set up servers, spend time on infrastructure or worry about updates
•
Focus on creating and developing - create web applications, custom interactions, design templates once and create many pages with unique URLs, create custom behaviors using both Wix APIs and easily integrated third-party APIs

Learn more about Wix Code: wix.com/code/home/

Watch an Intro to Wix Code: https://www.youtube.com/watch?v=Sh-OHHosvsc&feature=youtu.be

Watch a replay of the live demo here:
https://www.ustream.tv/wixlive

The release of Wix Code is not expected to have an effect on Wix’s financial results of 2017.

Forward-Looking Statements
This press release contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including the availability, merchantability or functionality of certain new products or features and their anticipated product demand and customer satisfaction, and may be identified by words like “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this press release are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, general industry conditions and competition including our ability to keep pace with our competitors in the introduction of new products, upgrades, features, technologies or the enhancement of existing products and the timely registration of patents on the above, customer acceptance of new products and other challenges inherent in new product development, the efficacy of research and development investments to develop successful new products, unanticipated expenses in connection with the launching of significant new products, the timing of our new product launches, product liability issues, dependence on the effectiveness of Company's patents and other protections for innovative products and the exposure to litigation, including patent litigation, and/or regulatory actions, potential product defects such as security breaches and threats, including the potential misappropriation of assets or sensitive information, corruption of data or operational disruption, and other factors discussed under the heading “Risk Factors” in the Company’s 2016 annual report on Form 20-F filed with the Securities and Exchange Commission on March 28, 2017. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

About Wix.com
Learn more about Wix.com here: http://www.wix.com/about/us
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Media Contact:
Matt Rosenberg
pr@wix.com
+1-917-837-0475